NO ACT

DC
PE
2-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040706

Received SEC
FEB 25 2008
Washington, DC 20549

February 25, 2008

Amanda M. Airo
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/25/2008

Re: Tenet Healthcare Corporation

Dear Ms. Airo:

This is in regard to your letter dated February 25, 2008 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in Tenet's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Tenet therefore withdraws its January 7, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

cc: Marte E. Castanos
Senior Staff Counsel
Legal Office
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707

PROCESSED
MAR 06 2008
E
THOMSON
FINANCIAL

Tenet

E. Peter Urbanowicz
General Counsel
tel: 469-893-6450
fax: 469-893-8647
peter.urbanowicz@tenethealth.com

RECEIVED
2008 JAN -8 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SEC Mail
Mail Processing
Section
JAN 08 2008
Washington, DC
109

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: Tenet Healthcare Corporation (File No. 1-7293); CalPERS Shareholder Proposal

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that Tenet Healthcare Corporation ("Tenet" or the "Company") intends to omit from its proxy statement, including any solicitation materials in support thereof, and form of proxy card for Tenet's 2008 Annual Meeting of shareholders (collectively, the "2008 Proxy Materials"), a shareholder proposal and statement in support thereof received by Tenet on or about December 1, 2007 (the "CalPERS Proposal") submitted by CalPERS, also known as the California Public Employees Retirement System (the "Proponent"). Copies of the CalPERS Proposal and accompanying cover letter are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) copies of this letter and the attachments thereto. Tenet is simultaneously notifying the Proponent, by copy of this letter, of its intention to omit the CalPERS Proposal from its 2008 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "SEC") no later than eighty (80) calendar days before Tenet intends to file its definitive 2008 Proxy Materials with the SEC.

We respectfully request that the Staff concur in our view that the CalPERS Proposal may be excluded from the 2008 Proxy Materials and advise the Company that it will not recommend any enforcement action by the SEC if the Company omits the CalPERS Proposal from its 2008 Proxy Materials for the reasons set forth in this letter.

Tenet's Annual Meeting is scheduled to be held on May 8, 2008.

A. Factual Background

On or about December 1, 2007, the Company received a shareholder proposal from CalPERS, the text of which reads as follows:

"RESOLVED, that the shareowners of Tenet Healthcare Corporation, Inc. ('Company') urge the Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Articles of Incorporation and Bylaws, including but not limited to, the two-thirds supermajority vote requirements necessary to approve any merger, remove a director, or make certain changes to the number of directors."

The text of the supporting statement submitted by CalPERS is omitted from this letter, but is part of the CalPERS Proposal attached hereto as Exhibit A.

On December 17, 2007, Tenet responded by letter to CalPERS that the Company's Board of Directors had made the decision to include in the Company's 2008 Proxy Materials a proposal to eliminate all supermajority vote requirements from Tenet's Articles of Incorporation. A copy of this letter is attached hereto as Exhibit B.

B. Reasons for Omission

1. Rule 14a-8(i)(9): The CalPERS Proposal conflicts with the Company's proposal.

Rule 14a-8(i)(9) permits a registrant to omit a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The CalPERS Proposal directly conflicts with a Company proposal to be submitted to the shareholders at the same meeting, as described in the Company's letter to CalPERS at Exhibit B.

The Company's proposal, if approved by shareholders, would provide the required shareholder authorization to cause the company to eliminate all supermajority vote requirements in its Articles of Incorporation, and corresponding provisions in its Bylaws. The Company's proposal differs from the CalPERS proposal in that it would not include the elimination of the supermajority provision in the Company's Bylaws relating to the removal of a director from office because a supermajority vote is mandated by state law for the removal of a director from office. Nevada Revised Statutes section 78.335 provides that, with limited exceptions not applicable here, "incumbent directors may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote." The CalPERS Proposal would urge the Company to remove the supermajority vote requirement regarding removal of a director, an action which cannot be taken by the Company under state law.[1]

The inclusion of two conflicting proposals on the same subject could lead to confusion of our shareholders. The CalPERS proposal is precatory, not mandatory, and therefore would not cause shareholders to take the necessary step of approving amendment of the Company's Articles and Bylaws. Should investors vote "for" the CalPERS Proposal and "against" the Company's proposal, the Company would not yet have the requisite shareholder approval, required under its Articles and Bylaws, to make the desired amendments without going back to the shareholders for a vote actually approving the proposed amendments. Having only the Company proposal on the ballot would eliminate any possibility of confusion and would be the shortest path toward the eliminating the supermajority vote provisions to the extent permitted under state law.

2. Rule 14a-8(i)(10): The Company has substantially implemented the proposal.

Rule 14a-8(i)(10) permits a registrant to omit a shareholder proposal if the company has already substantially implemented the proposal.

The CalPERS Proposal, if approved by Tenet's shareholders, would urge the Company to take all steps necessary to remove the supermajority vote requirements. The Company has already substantially implemented this proposal by the Board's decision to give shareholders the opportunity to vote to remove the supermajority vote requirements at the Company's 2008 annual shareholder meeting. By their terms, the supermajority provisions in the Company's Articles cannot be amended except by a vote of the shareholders. The decision to include this proposal in the Company's Proxy Materials for 2008 is the first step necessary for the removal of the supermajority vote requirements. The next step will be the vote of the shareholders at the annual meeting in May. The remaining step, the actual filing of an amendment of the articles with the Nevada Secretary of State and concurrent amendment of the Bylaws, cannot be taken until after the shareholders have voted on the Company's proposal at the May 2008 annual shareholder meeting. Therefore, the CalPERS Proposal urging the Company to take the necessary steps has already been substantially implemented as the Company has taken all steps possible at this time to accomplish the desired result.

Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is

[1] Arguably, the CalPERS Proposal is also excludable under Rule 141-8(i)(2); however, the Company is not relying on Nevada state law as a basis for exclusion, but merely demonstrating that the Company's proposal will mirror the CalPERS proposal with the exception of this one point.

unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (469) 893-6450. Thank you for your consideration.

Very truly yours,

E. Peter Urbanowicz

Exhibit A

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 30, 2007 **OVERNIGHT MAIL**

Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240
Attn: E. Peter Urbanowicz, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Urbanowicz:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Edward A. Kangas, Chairman – Tenet Healthcare Corporation.
Trevor Fetter, CEO – Tenet Healthcare Corporation

[1] CalPERS is the owner of shares in the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting which it will attend.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Tenet Healthcare Corporation, Inc. ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Articles of Incorporation and Bylaws, including but not limited to, the two-thirds supermajority vote requirements necessary to approve any merger, remove a director, or make certain changes to the number of directors.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability of the is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would make the Company more accountable to shareowners by removing supermajority requirements that, among other things, make it very difficult to approve mergers, consolidations, or certain asset sales.

Currently, the affirmative vote of two-thirds of the outstanding shares of the Company is required for shareowners to approve mergers, remove a director, or increase the size of the Company's board by more than one director. 100% of the shareowners are required to act by written consent. When you consider abstentions and broker non-votes, any supermajority vote can be almost impossible to obtain. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to receive 50% of a majority of outstanding shares even though approximately 90% of votes cast were in favor of the proposal. More recently, a proposal to remove supermajority provisions failed to pass at Brocade Communications Systems, Inc. even though 91% of votes cast were in favor of the proposal. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. The Goodyear and Brocade votes are perfect illustrations.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Limiting the ability of shareowners to amend the bylaws has been found to be one of six entrenching mechanisms that is negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). If the Company were to remove its supermajority vote requirements, it would be a strong statement that the Company is committed to good corporate governance and its long-term financial performance.

We urge your support FOR this proposal.

STATE STREET
State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

November 30, 2007

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Tenet Healthcare Corporation, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 30th day of November, 2007 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: [signature]

Name: Sauncerae Gans
Title: Client Relationship Officer

Exhibit B

Tenet

E. Peter Urbanowicz
General Counsel
tel: 469-893-6450
fax: 469-893-8647
peter.urbanowicz@tenethealth.com

December 17, 2007

By U.S. Mail and Facsimile to (916) 795-3659

Mr. Peter H. Mixon
General Counsel
CalPERS
P.O. Box 942707
Sacramento, California 94229-2707

Re: Notice of Shareholder Proposal

Dear Mr. Mixon:

I am in receipt of your letter dated November 30, 2007, submitting a CalPERS shareholders proposal for the removal of all "supermajority" vote requirements from Tenet's Articles of Incorporation.

In my letter dated March 8, 2007 to Mr. Dennis Johnson and Mr. Craig Rhines, I indicated that our Board of Directors would review this issue in 2007 and, if the Board concluded it was appropriate, would put it on our shareholder agenda for our 2008 annual meeting. The Board did review this issue prior to receipt of your November 30 letter and has made the decision to give our shareholders the opportunity to vote at our next annual meeting on whether or not to remove the supermajority vote requirements from our Articles.

Since we have already determined that we will include in our 2008 proxy statement a proposal to remove all supermajority voting requirements from our Articles, we respectfully request that CalPERS withdraw its proposal of November 30.

Sincerely,

E. Peter Urbanowicz

cc: Mr. Edward A. Kangas, Chairman of the Board
Hon. J. Robert Kerrey, Chairman
Nominating and Corporate Governance Committee
Mr. Trevor Fetter, Chief Executive Officer

Amanda M. Airo
(213) 891-7665
amanda.airo@lw.com

LATHAM&WATKINS LLP

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: +213.485.1234 Fax: +213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

February 25, 2008

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Tenet Healthcare Corporation (File No. 1-7293); Withdrawal of No-Action Request, dated January 7, 2008

Ladies and Gentlemen:

On behalf of Tenet Healthcare Corporation (the "Company"), we hereby respectfully request the withdrawal of the Company's No-Action Request (the "Request") submitted to the Securities and Exchange Commission pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, dated as of January 7, 2008, a copy of which is attached as Exhibit 1 hereto. CalPERS, also known as the California Public Employees Retirement System (the "Shareholder"), has withdrawn the proposal submitted to the Company which was the subject of the Request. A copy of the Shareholder's signed letter of withdrawal is attached as Exhibit 2 hereto.

If you have any questions or comments regarding this withdrawal request, please do not hesitate to contact me at (213) 891-7665.

Sincerely,

Amanda M Airo

Amanda M. Airo
of LATHAM & WATKINS LLP

Enclosures

cc: E. Peter Urbanowicz, Tenet Healthcare Corporation
Marte E. Castanos, CalPERS

LA\1828792.1

EXHIBIT 1

SEC Mail
Mail Processing
Section

JAN 08 2008

Washington, DC
109

Tenet

E. Peter Urbanowicz
General Counsel
tel: 469-893-6450
fax: 469-893-8647
peter.urbanowicz@tenethealth.com

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: Tenet Healthcare Corporation (File No. 1-7293); CalPERS Shareholder Proposal

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that Tenet Healthcare Corporation ("Tenet" or the "Company") intends to omit from its proxy statement, including any solicitation materials in support thereof, and form of proxy card for Tenet's 2008 Annual Meeting of shareholders (collectively, the "2008 Proxy Materials"), a shareholder proposal and statement in support thereof received by Tenet on or about December 1, 2007 (the "CalPERS Proposal") submitted by CalPERS, also known as the California Public Employees Retirement System (the "Proponent"). Copies of the CalPERS Proposal and accompanying cover letter are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) copies of this letter and the attachments thereto. Tenet is simultaneously notifying the Proponent, by copy of this letter, of its intention to omit the CalPERS Proposal from its 2008 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "SEC") no later than eighty (80) calendar days before Tenet intends to file its definitive 2008 Proxy Materials with the SEC.

We respectfully request that the Staff concur in our view that the CalPERS Proposal may be excluded from the 2008 Proxy Materials and advise the Company that it will not recommend any enforcement action by the SEC if the Company omits the CalPERS Proposal from its 2008 Proxy Materials for the reasons set forth in this letter.

Tenet's Annual Meeting is scheduled to be held on May 8, 2008.

A. Factual Background

On or about December 1, 2007, the Company received a shareholder proposal from CalPERS, the text of which reads as follows:

"RESOLVED, that the shareowners of Tenet Healthcare Corporation, Inc. ('Company') urge the Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Articles of Incorporation and Bylaws, including but not limited to, the two-thirds supermajority vote requirements necessary to approve any merger, remove a director, or make certain changes to the number of directors."

The text of the supporting statement submitted by CalPERS is omitted from this letter, but is part of the CalPERS Proposal attached hereto as Exhibit A.

On December 17, 2007, Tenet responded by letter to CalPERS that the Company's Board of Directors had made the decision to include in the Company's 2008 Proxy Materials a proposal to eliminate all supermajority vote requirements from Tenet's Articles of Incorporation. A copy of this letter is attached hereto as Exhibit B.

B. Reasons for Omission

1. Rule 14a-8(i)(9): The CalPERS Proposal conflicts with the Company's proposal.

Rule 14a-8(i)(9) permits a registrant to omit a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The CalPERS Proposal directly conflicts with a Company proposal to be submitted to the shareholders at the same meeting, as described in the Company's letter to CalPERS at Exhibit B.

The Company's proposal, if approved by shareholders, would provide the required shareholder authorization to cause the company to eliminate all supermajority vote requirements in its Articles of Incorporation, and corresponding provisions in its Bylaws. The Company's proposal differs from the CalPERS proposal in that it would not include the elimination of the supermajority provision in the Company's Bylaws relating to the removal of a director from office because a supermajority vote is mandated by state law for the removal of a director from office. Nevada Revised Statutes section 78.335 provides that, with limited exceptions not applicable here, "incumbent directors may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote." The CalPERS Proposal would urge the Company to remove the supermajority vote requirement regarding removal of a director, an action which cannot be taken by the Company under state law.[1]

The inclusion of two conflicting proposals on the same subject could lead to confusion of our shareholders. The CalPERS proposal is precatory, not mandatory, and therefore would not cause shareholders to take the necessary step of approving amendment of the Company's Articles and Bylaws. Should investors vote "for" the CalPERS Proposal and "against" the Company's proposal, the Company would not yet have the requisite shareholder approval, required under its Articles and Bylaws, to make the desired amendments without going back to the shareholders for a vote actually approving the proposed amendments. Having only the Company proposal on the ballot would eliminate any possibility of confusion and would be the shortest path toward the eliminating the supermajority vote provisions to the extent permitted under state law.

2. Rule 14a-8(i)(10): The Company has substantially implemented the proposal.

Rule 14a-8(i)(10) permits a registrant to omit a shareholder proposal if the company has already substantially implemented the proposal.

The CalPERS Proposal, if approved by Tenet's shareholders, would urge the Company to take all steps necessary to remove the supermajority vote requirements. The Company has already substantially implemented this proposal by the Board's decision to give shareholders the opportunity to vote to remove the supermajority vote requirements at the Company's 2008 annual shareholder meeting. By their terms, the supermajority provisions in the Company's Articles cannot be amended except by a vote of the shareholders. The decision to include this proposal in the Company's Proxy Materials for 2008 is the first step necessary for the removal of the supermajority vote requirements. The next step will be the vote of the shareholders at the annual meeting in May. The remaining step, the actual filing of an amendment of the articles with the Nevada Secretary of State and concurrent amendment of the Bylaws, cannot be taken until after the shareholders have voted on the Company's proposal at the May 2008 annual shareholder meeting. Therefore, the CalPERS Proposal urging the Company to take the necessary steps has already been substantially implemented as the Company has taken all steps possible at this time to accomplish the desired result.

Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is

---

[1] Arguably, the CalPERS Proposal is also excludable under Rule 141-8(i)(2); however, the Company is not relying on Nevada state law as a basis for exclusion, but merely demonstrating that the Company's proposal will mirror the CalPERS proposal with the exception of this one point.

unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (469) 893-6450. Thank you for your consideration.

Very truly yours,

E. Peter Urbanowicz

Exhibit A

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 30, 2007

OVERNIGHT MAIL

Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240
Attn: E. Peter Urbanowicz, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Urbanowicz:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Edward A. Kangas, Chairman – Tenet Healthcare Corporation.
Trevor Fetter, CEO – Tenet Healthcare Corporation

---

[1] CalPERS is the owner of shares in the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting which it will attend.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Tenet Healthcare Corporation, Inc. ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Articles of Incorporation and Bylaws, including but not limited to, the two-thirds supermajority vote requirements necessary to approve any merger, remove a director, or make certain changes to the number of directors.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability of the is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would make the Company more accountable to shareowners by removing supermajority requirements that, among other things, make it very difficult to approve mergers, consolidations, or certain asset sales.

Currently, the affirmative vote of two-thirds of the outstanding shares of the Company is required for shareowners to approve mergers, remove a director, or increase the size of the Company's board by more than one director. 100% of the shareowners are required to act by written consent. When you consider abstentions and broker non-votes, any supermajority vote can be almost impossible to obtain. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to receive 50% of a majority of outstanding shares even though approximately 90% of votes cast were in favor of the proposal. More recently, a proposal to remove supermajority provisions failed to pass at Brocade Communications Systems, Inc. even though 91% of votes cast were in favor of the proposal. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. The Goodyear and Brocade votes are perfect illustrations.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Limiting the ability of shareowners to amend the bylaws has been found to be one of six entrenching mechanisms that is negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). If the Company were to remove its supermajority vote requirements, it would be a strong statement that the Company is committed to good corporate governance and its long-term financial performance.

We urge your support FOR this proposal.

STATE STREET

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) [illegible]
Facsimile: (510) [illegible]

November 30, 2007

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Tenet Healthcare Corporation, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 30th day of November, 2007 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: ______________________

Name: Sauncerae Gans
Title: Client Relationship Officer

Exhibit B

E. Peter Urbanowicz
General Counsel
tel: 469-893-6450
fax: 469-893-8647
peter.urbanowicz@tenethealth.com

December 17, 2007

By U.S. Mail and Facsimile to (916) 795-3659

Mr. Peter H. Mixon
General Counsel
CalPERS
P.O. Box 942707
Sacramento, California 94229-2707

Re: Notice of Shareholder Proposal

Dear Mr. Mixon:

I am in receipt of your letter dated November 30, 2007, submitting a CalPERS shareholders proposal for the removal of all "supermajority" vote requirements from Tenet's Articles of Incorporation.

In my letter dated March 8, 2007 to Mr. Dennis Johnson and Mr. Craig Rhines, I indicated that our Board of Directors would review this issue in 2007 and, if the Board concluded it was appropriate, would put it on our shareholder agenda for our 2008 annual meeting. The Board did review this issue prior to receipt of your November 30 letter and has made the decision to give our shareholders the opportunity to vote at our next annual meeting on whether or not to remove the supermajority vote requirements from our Articles.

Since we have already determined that we will include in our 2008 proxy statement a proposal to remove all supermajority voting requirements from our Articles, we respectfully request that CalPERS withdraw its proposal of November 30.

Sincerely,

E. Peter Urbanowicz

cc: Mr. Edward A. Kangas, Chairman of the Board
Hon. J. Robert Kerrey, Chairman
Nominating and Corporate Governance Committee
Mr. Trevor Fetter, Chief Executive Officer

EXHIBIT 2

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

February 22, 2008

VIA ELECTRONIC MAIL

Kristina A. Mack
Senior Counsel, Law Department (Office # 10096)
Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240

Re: Notice of Shareowner Proposal

Dear Ms. Mack:

Based on the representations made in your February 22, 2008 letter to Craig Rhines, CalPERS agrees to withdraw the shareowner proposal it submitted with the company in November 2007.

If you have any questions, please contact me.

Very truly yours,

MARTE E. CASTAÑOS
Senior Staff Counsel

cc: Craig Rhines, Investment Officer – CalPERS

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